

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**OFFICE OF THE SECRETARY**
**Washington D.C 20549**

**FACSIMILE COVER SHEET**

**Date: August 8, 2005**

**Please deliver the following pages to :**

| Name | Fax Number |
|---|---|
| Bill Frizzell Esq. | ( 903 ) 595 - 4383 |
| Donald J. Stoecklein Esq. | ( 619 ) 595 - 4883 |
| Kristen M. Buck Esq. | ( 702 ) 794 - 0744 |
| Leslie Hakala Esq. | ( 323 ) 965 - 3394 |

**From:** Melissa L. Kimps

**Total Number Of Pages** 3 **(Including cover sheet)**

**Message:** Order Granting Petition for Review in the matter of CMKM Diamonds, Inc.; 3-11858.

**If you do not receive all the pages, Please call back as soon as possible : (202)~~942-7070~~ 551-5409**

**To transmit to us call (202)~~942-9651~~ 772-9324**

ADMINISTRATIVE PROCEEDING
FILE NO. 3-11858

UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION
August 5, 2005

| | |
|---|---|
| In the Matter of<br><br>CMKM DIAMONDS, INC.<br>c/o Donald J. Stoecklein, Esq.<br>402 West Broadway, Suite 400<br>Emerald Plaza<br>San Diego, California 92101 | ORDER<br>GRANTING<br>PETITION<br>FOR REVIEW |

Pursuant to Rule 411 of the Rules of Practice, 1/ the petition of CMKM Diamonds, Inc. for review of the administrative law judge's initial decision 2/ is granted.

It is ORDERED, pursuant to Rule 450(a) of the Rules of Practice, 3/ that a brief in support of the petition for review shall be filed by September 6, 2005. A brief in opposition shall be filed by October 6, 2005, and any reply brief shall be filed by October 20, 2005. 4/ Pursuant

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1/     17 C.F.R. § 201.411.

2/     CMKM Diamonds, Inc., Initial Decision Rel. No. 291 (July 17, 2005), __ SEC Docket __.

3/     17 C.F.R. § 201.450(a).

4/     As provided by Rule 450(a), no briefs in addition to those specified in this schedule may be filed without leave of the Commission. Attention is called to Rules 150-153, 17 C.F.R. § 201.150-201.153, with respect to form and service, and Rule 450(b) and (c), with respect to content and length limitations. Requests for extensions of time to file briefs are disfavored.

2

to Rule 180(c) of the Rules of Practice, 5/ failure to file a brief in support of the petition may result in dismissal of this review proceeding as to that petitioner.

For the Commission by the Office of General Counsel, pursuant to delegated authority.

Jonathan G. Katz
Secretary



By: J. Lynn Taylor
Assistant Secretary



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5/      17 C.F.R. § 201.180(c).